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Ms. Deborah D. Skeens
Senior Counsel -- Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-8629

Re: Post-Effective Amendment Nos. 9 to the Registration Statement on Form N-6 for Hartford Life and Annuity Insurance Company, Separate Account VL II (File No. 333-148816) ("Registration Statement")

Dear Ms. Skeens:

Enclosed is a copy of the above-referenced Registration Statement that was filed with the Securities and Exchange Commission on November 14, 2011 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933.

The purpose of this filing is to update the prospectus to add our new Issue First(R) insurance submission process that allows clients to receive immediate life insurance coverage and their policy in approximately a week, subject to eligibility requirements. The final rate class and cost will be reflected upon completion of full underwriting, at which time the client's free look period begins. Financial statements and certain exhibits will be filed by amendment.

If you have any comments or questions regarding these filings, please call me at
(860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
Enclosure